EXHIBIT 3.3

CERTIFICATE OF AMENDMENT
OF
CERTIFICATE OF INCORPORATION
****

       The Furia Organization, Inc., a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware, DOES HEREBY CERTIFY:

       FIRST: That at a meeting of the Board of Directors of the Furia Organization resolutions were duly adopted setting forth a proposed amendment to the *Certificate of incorporation of said corporation, declaring said amendment to be advisable. The resolution setting forth the proposed amendment is as follows:

RESOLVED, That the Certificate of Incorporation of this corporation be amended by changing Article 4 (a) thereof so that, as amended said Article shall be and read as follows:

       “The total number of shares the Corporation is authorized to issue is 250,000,000 shares, consisting of 200,000,000 shares of Common Stock having a par value of $.001 per share and 50,000,000 shares of Preferred Stock having a par value of $.0001 per share.”

       SECOND: That thereafter, without a meeting of shareholders, holders of Common Shares representing 79% of the issued and outstanding common Shares of The Furia Organization, Inc, by written consent, voted such shares in favor of the amendment

       THIRD: That said amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, The Furia Organization has caused this certificate to be signed by, Martin Cohen, its President, this 19th day of August, 2004 .

By:	/s/ Martin Cohen
Martin Cohen
President